Mail Stop 3561
      February 28, 2006

Cosimo J. Patti
President
Technology Integration Group, Inc.
85 Livingston Avenue, Suite 3
Roseland, NJ 07068

      Re:	Technology Integration Group, Inc.
		Amendment 2 to Registration Statement on Form SB-2
      Filed February 22, 2006
		File No. 333-130768

Dear Mr. Patti:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Liquidity, page 19
1. Please refer to comment 3 in our letter dated February 15,
2006.
We note your statement on page 20 that you need approximately $150,000 to continue your operations. In view of the uncertainties over the company`s ability to continue as a going concern, please provide a more detailed description of management`s specific, viable plans that are intended to mitigate the effect of such conditions; and discuss management`s assessment of the likelihood that such plans will be effectively implemented.  Those elements of your plans that
are particularly significant or critical to overcoming the
company`s
present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of the company`s ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented.
These disclosures should be included in management`s discussion
and
analysis of liquidity and in the footnotes to the financial
statements.   Refer to Financial Reporting Codification section
607.02.

Item 28.  Undertakings, page 43
2. Please refer to comment 12 in our letter dated February 15, 2006.
Please include the appropriate language required by Item 512(g) of Regulation S-B. We reissue the comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

      Sincerely,



      Larry Spirgel
      Assistant Director

cc:	Gary B. Wolff, Esq.
	Fax:  (212) 644-6498



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Cosimo J. Patti
Technology Integration Group, Inc.
February 28, 2006
Page 1